EXHIBIT 99.1

Foremost Lithium to Present at Cambridge House Vancouver Resource Investment Conference

President and CEO Jason Barnard to Present on Lithium Industry Panel

VANCOUVER, British Columbia, Jan. 16, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced that President and CEO Jason Barnard is scheduled to participate in a panel presentation at the Cambridge House Vancouver Resource Investment Conference taking place January 21-22, 2024, at the Vancouver Convention Centre West Building in Vancouver, Canada.

Cambridge House: Vancouver Resource Investment Conference 2024
Panel: Powering Tomorrow: Taking Stock of Global Lithium Supply in the Energy Revolution
Date: Sunday, January 21, 2024
Time: 2:40 p.m. Pacific Time – Workshop 4
Moderator: Anna Serin (Director, Listings Development CSE)
Speakers: Jason Barnard (President and CEO of Foremost Lithium), Scott Eldridge (President and CEO of United Lithium)

Jason Barnard, President and CEO of Foremost Lithium, said: “The Vancouver Resource Investment Conference represents a fantastic venue to showcase our Lithium Lane properties. As the electrification trend takes hold, it will become increasingly important for North American industry to have reliable local sources of lithium. I look forward to my panel presentation discussing the rapidly evolving lithium market with other industry leaders.”

Registration is required for conference participation. For more information or to attend the conference, please visit the Vancouver Resource Investment Conference website.

About Vancouver Resource Investment Conference

On January 21-22, 2024, over 300 junior mining companies will gather in Vancouver, British Columbia to showcase exploration and production of the most critical commodities the world needs to move forward in the 21st century. During the two day conference, over 100 keynote speakers will take the stage to discuss commodity forecasts and investment opportunities in the exploration, development and mining industries. To learn more, please visit our website at https://cambridgehouse.com/vancouver-resource-investment-conference.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.